NO ACT



September 29, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**


Received SEC
SEP 29 2010
Washington, DC 20549


10013169

Re: Sun Healthcare Group, Inc.
Incoming letter dated September 28, 2010

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- New Sun may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether New Sun "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Division will not object if New Sun, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Form S-8, provided that New Sun adopts the Company's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- The Restructuring will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Sun will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Company's Exchange Act reporting history may be taken into account when determining New Sun's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- New Sun may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

- Persons who have filed ownership reports on Schedule 13D or 13G for Company shares will not be required to file any additional or amended statements on

Schedule 13D or 13G as a result of the Restructuring, provided they note in their next subsequent filing that New Sun is the successor to the Company.

- After consummation of the Restructuring, New Sun may succeed to the Commission file number currently used by the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,



Michael J. Reedich
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

**Mail Stop 4561**

Robert Plesnarski
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

**Re: Sun Healthcare Group, Inc.**

Dear Mr. Plesnarski:

In regard to your letter of September 28, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
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NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

**Securities Exchange Act of 1934**
**Rule 12g-3 and 12b-2**
**Section 13(d) and (g)**
**Securities Act of 1933**
**Forms S-3, S-4 and S-8**
**Section 4(3) and Rule 174**
**Rule 144**
**Rule 414**

September 28, 2010

***VIA E-MAIL TO: CFLETTERS@SEC.GOV***

Thomas Kim, Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

**Re: *Sun Healthcare Group, Inc. Request for No-Action Relief***

Dear Mr. Kim:

We represent Sun Healthcare Group, Inc., a Delaware corporation ("**Sun**" or the "**Company**"), and its wholly owned subsidiaries, SHG Services, Inc. ("**New Sun**") and Sabra Health Care REIT, Inc. ("**Sabra**"), in connection with Sun's proposed Restructuring (defined below) in which, among other actions, it will separate substantially all of its owned real property assets from its operating assets. At the conclusion of the Restructuring, the Company will be split into two separate publicly-traded companies - one of which, New Sun, will continue to conduct the Company's historical operations, including all of the Company's business segments, and the other of which, Sabra, will hold substantially all of the Company's owned real property assets, assume Sun's mortgage indebtedness related to such real property, lease such real property to New Sun and seek to make additional healthcare real estate investments unrelated to the operations of New Sun. The Restructuring is more fully described in Section II of this letter.

On May 24, 2010, the Company issued a press release announcing its intention to effect the Restructuring. On that same day:

- Sabra filed a registration statement on Form S-4 (SEC File No. 333-167044) (the "**Form S-4 Registration Statement**"), which includes a Sun proxy statement for the Special Stockholders Meeting (defined below) and a prospectus relating to the offer to Sun stockholders of Sabra common stock in exchange for their Sun common stock pursuant to the Reincorporation Merger (defined below); and

- New Sun filed a registration statement on Form S-1 (SEC File No. 333-167041) (the "**Form S-1 Registration Statement**"), which includes a prospectus relating to the offer and sale of New Sun common stock to Sun stockholders in connection with the Spin-Off (defined below) and otherwise containing the same proxy statement/prospectus as included in the Form S-4 Registration Statement.

Each of the Form S-4 Registration Statement and the Form S-1 Registration Statement has been subsequently amended by Amendment No. 1 filed on July 15, 2010, Amendment No. 2 filed on August 25, 2010, Amendment No. 3 filed on September 23, 2010 and Amendment No. 4 filed on September 28, 2010.

On behalf of the Company, we respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**" or "**SEC**") confirm that it will not recommend enforcement action be taken by the Commission if, for the reasons stated in this letter, following the Restructuring:

1. **Rules 12g-3(a) and 12b-2**. New Sun will be the successor registrant to the Company, and the common stock of New Sun will be deemed to be registered under the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g-3(a) thereunder. Further, immediately following the Restructuring, New Sun will be deemed an "accelerated filer" for purposes of Rule 12b-2 of the Exchange Act;

2. **Section 13(d) and (g)**. Persons who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of the Company's common stock will not be required to make any additional or amended filings as a result of their receipt of New Sun common stock in the Restructuring (defined below), but may note in their subsequent filings on Schedule 13D or Schedule 13G, as applicable, that New Sun is the successor issuer to the Company;

3. **Forms S-3, S-4 and S-8**. New Sun may include the reporting history of the Company in determining whether New Sun meets the eligibility requirements for the use of registration statements under the Securities Act of 1933 (the "**Securities Act**") following the Restructuring, including Forms S-3, S-4 and S-8;

4. **Section 4(3) and Rule 174**. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to New Sun's offer and sale of securities after the Restructuring;

5. **Rule 144(c)(1)**. The Company's prior periodic reports filed under the Exchange Act with the Commission may be taken into account in determining New Sun's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

6. **Rule 414**. After the Restructuring, New Sun will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act and may file post-effective amendments to the Security-Based Benefit Plan Registration Statements (defined below) and any other registration statement hereafter filed by the Company, to permit New Sun to continue offerings registered thereby as contemplated by Rule 414; and

7. **Commission File Number**. In connection with the Restructuring, New Sun will succeed to the Commission File Number and EDGAR access codes (CIK, CCC and password) currently used by the Company.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including reorganization transactions similar to the Restructuring. See generally, *GulfMark Offshore, Inc.* (available January 11, 2010), *Tim Hortons Inc.* (available September 9, 2009), *Willbros Group, Inc.* (available February 27, 2009), *Hungarian Telephone and Cable Corp.* (available February 27, 2009), *Weatherford International Ltd.* (available January 14, 2009), *Pediatrix Medical Group, Inc.* (available December 2, 2008), *Mentor Corporation* (available September 26, 2008), *Roper Industries, Inc.*(available June 19, 2007), *Aether Systems, Inc.* (available April 26, 2005), *Ashland, Inc.* (available August 8, 2005), *Matria Healthcare, Inc.* (February 10, 2005), *Johnson Controls, Inc.* (October 1, 2004), *Six Continents PLC* (available March 28, 2003), *CarMax, Inc.* (available December 30, 2002), *United States Steel* (available December 28, 2001), *British Telecommunications plc* (available October 11, 2001), *AT&T Wireless Services, Inc.* (available June 29, 2001), *Avaya Inc.* (available August 23, 2000), *OMI Corporation* (available January 29, 1999), *U.S. West, Inc.* (available May 5, 1998), *Alco Standard Corporation* (available February 14, 1997), *Hafslund Nycomed AS* (available April 19, 1996) and *Electronic Data Systems Holding Corporation* (available April 29, 1996).

On April 16, 2010, the Company submitted a letter (the "**Accounting Letter**") to the Division of Corporation Finance, Office of the Chief Accountant ("**CF-OCA**"), a copy of which is available for your review upon request, pursuant to which the Company requested the concurrence of the Staff that Sabra will not have any financial statements for any periods prior to the Spin-Off and that, accordingly, financial statements for Sabra for periods ending on or before the Spin-Off would not be included in (i) the Form S-4 Registration Statement or (ii) the Forms 10-K and 10-Q filed by Sabra after the Spin-Off. The Accounting Letter also clarified that (i) New Sun will be the spinnor for accounting purposes and (ii) that the historical financial information for New Sun for all periods prior to the Spin-Off will be that of Sun in its entirety.

In a letter dated May 14, 2010, CF-OCA stated that it would not object to the Company's analyses and proposals regarding the financial statements of Sabra and New Sun. In its May 14 letter, CF-OCA requested that the following additional financial information be provided for Sabra:

- an audited historical carve-out balance sheet for Sabra should be included in the Form S-4 Registration Statement as of a date within 135 days of filing the Form S-4 Registration Statement; and

- the pro forma income statements for Sabra that are included in the Form S-4 Registration Statement should also be included in Sabra's initial Annual Report on Form 10-K to facilitate comparability.

The Company has provided us with, and has authorized us to make on its behalf, the factual representations and undertakings set forth in this letter.

## I. *THE COMPANY*

### A. Introduction.

Sun, through its subsidiaries, provides nursing, rehabilitative and related specialty healthcare services principally to the senior population in the United States. Sun's core business is providing inpatient services, primarily through 167 skilled nursing centers, 16 combined skilled nursing, assisted and independent living centers, 10 assisted living centers, two independent living centers and eight mental health centers as of July 1, 2010. As of that date, Sun's centers had 23,289 licensed beds located in 25 states, of which 22,507 were available for occupancy. Of the 203 centers operated by Sun's subsidiaries as of July 1, 2010, 112 properties were leased from third parties and 91 properties were owned by Sun's subsidiaries. For the year ended December 31, 2009, Sun's total net revenues from continuing operations were $1.9 billion.

Sun's subsidiaries currently engage in the following three business segments: (i) inpatient services, primarily skilled nursing centers, (ii) rehabilitation therapy services, and (iii) medical staffing services.

### B. Capital Stock.

The Company's authorized capital stock consists of 125,000,000 shares of common stock, $.01 par value per share ("**Company Common Stock**"), and 10,000,000 shares of preferred stock, $.01 par value per share. Of such authorized shares, 74,750,441 shares of Company Common Stock were issued and outstanding as of August 18, 2010. The Company Common Stock is listed on the NASDAQ Stock Market LLC (Nasdaq Global Select Market) and is registered pursuant to Section 12(b) of the Exchange Act. As of September 15, 2010, there were approximately 4,542 holders of record of Company Common Stock.

### C. Indenture and Supplements.

Pursuant to an indenture dated as of April 12, 2007, between the Company, certain subsidiaries of the Company, as guarantors, and Wells Fargo Bank, National Association, as Trustee, and as supplemented thereafter, the Company has issued $200 million aggregate principal amount of 9.125% Senior Subordinated Notes due 2015 (the "**Company Debt Securities**") in a registered offering under the Securities Act (Registration No. 333-144497, effective September 5, 2007). The Company Debt Securities are not registered pursuant to the Exchange Act or listed for trading on any securities exchange. The Company expects to repay or defease all of the Company Debt Securities as part of the Restructuring and is not requesting any relief from the Staff in that regard.

**D. Certificate of Incorporation and Bylaws.**

The Company was incorporated under the name Sun Healthcare Group, Inc., by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on April 15, 1993. The Certificate of Incorporation was amended and restated in its entirety on February 25, 2002, pursuant to an order dated February 6, 2002 of the United States Bankruptcy Court for the District of Delaware in *In re Sun Healthcare Group, Inc.* Subsequently, on June 7, 2007, the Certificate of Incorporation was amended to increase the number of shares of Company Common Stock the Company had the authority to issue.

The Bylaws of the Company were adopted on January 8, 2002 and were amended by the Board of Directors effective (i) June 14, 2007, to adopt majority voting provisions for the election of the Board of Directors in uncontested elections and (ii) December 20, 2007, to allow for the issuance and transfer of uncertificated shares of Sun's capital stock.

**E. Employee Benefit Plans.**

The Company maintains and sponsors various compensation plans for which registration statements on Form S-8 have been filed, including, without limitation, the 2002 Non-Employee Director Equity Incentive Plan, the 2004 Equity Incentive Plan and the 2009 Performance Incentive Plan (collectively, the "**Stock-Based Benefit Plans**") and the Deferred Compensation Plan. All of these plans are collectively referred to herein as the "**Security-Based Benefit Plans**".

**F. Securities Act Registration Statements.**

The offer of securities under each of the Security-Based Benefit Plans is registered on currently effective registration statements on Form S-8 (Registration Nos. 333-161138, 333-157728, 333-135525 and 333-115851) (the "**Security-Based Benefit Plan Registration Statements**").

**G. Directors, Committees and Executive Officers.**

The Board of Directors of the Company is comprised of eight members. To assist in the discharge of its responsibilities, the Board of Directors has maintained five standing committees: Audit, Compensation, Nominating and Governance, Compliance, and Executive. Each committee operates under a written charter that is available on the Company's web site at www.sunh.com. The members of these standing committees are appointed by the Board and serve at the pleasure of the Board. Currently the members of the Board of Directors are: Richard K. Matros - Chairman; Gregory S. Anderson; Tony M. Astorga; Christian K. Bement; Michael J. Foster; Barbara B. Kennelly; Steven M. Looney; and Milton J. Walters.

Executive officers are appointed annually by the Board of Directors. Currently, the Company has eight executive officers: Richard K. Matros - Chief Executive Officer; L. Bryan Shaul - Executive Vice President and Chief Financial Officer; Michael Newman - Executive Vice President and General Counsel; Chauncey J. Hunker - Chief Compliance and Chief Risk Officer; Cindy Chrispell - Senior Vice President of Human Resources; William A. Mathies - President and Chief Operating Officer of SunBridge Healthcare Corporation and President and Chief Operating Officer of SHG Services, Inc., the Company's ancillary services holding company; Richard L. Peranton - President of CareerStaff Unlimited, the Company's medical staffing subsidiary; and Susan E. Gwyn - President of SunDance Rehabilitation Corporation, the Company's rehabilitation therapy services subsidiary.

## II. *RESTRUCTURING*

### A. Restructuring Transaction.

As discussed above, Sun has commenced a restructuring of its business in which, among other actions, it will separate its owned real property assets from its operating assets. At the conclusion of the Restructuring, Sun will be split into two separate publicly-traded companies - New Sun, which will continue to conduct Sun's historical operations, including all of Sun's business segments, and Sabra, which will hold substantially all of Sun's owned real property assets, assume Sun's mortgage indebtedness related to such real property, lease such real property to New Sun and seek to make additional healthcare real estate investments (the "**Restructuring**"). The Restructuring will be accomplished through the following steps (certain of which have already been completed as noted below):

- Sun raised net proceeds of $224.8 million in an underwritten public offering of its common stock in August 2010 (the "**Equity Offering**"). Sun used the net proceeds from the Equity Offering to repay a portion of the outstanding term loans under Sun's existing credit facility.

- Sun will use the net proceeds from contemplated debt financings (which may be made by any, or a combination, of Sun, New Sun and/or Sabra) to repay (i) $200 million aggregate principal amount of the Company Debt Securities, (ii) a term loan with a final maturity date of April 19, 2014, which had an outstanding principal balance of $308.6 as of June 30, 2010 ($83.6 million after giving effect to the use of the net proceeds from the Equity Offering to repay $225 million of the outstanding balance).

- Sun's mortgage notes payable (due at various dates through 2037), which had an aggregate outstanding principal balance of $154.3 million as of June 30, 2010 ($172.2 million after giving effect to a mortgage refinancing completed by Sun in August 2010 and other anticipated mortgage refinancings) are expected to be assumed by Sabra (with the exception of $4.3 million of mortgage notes to be retained by New Sun).

- New Sun anticipates entering into a $285.0 million credit agreement prior to the Separation. Although New Sun has not yet entered into commitments for such financing arrangements, New Sun expects that the credit agreement will provide for up to $150.0 million in term loans, a $75.0 million funded letter of credit facility and a $60.0 million revolving credit facility that is expected to be undrawn at the time of the Separation. The credit agreement is expected to be secured by substantially all of the assets of New Sun and its subsidiaries (other than assets securing mortgage indebtedness to third parties on certain real estate assets to be retained by New Sun as described below and certain other assets to be agreed upon by New Sun and the lenders under the credit agreement) and will be guaranteed by most of New Sun's subsidiaries. New Sun anticipates that the credit agreement will contain customary covenants that will include restrictions on its ability to make acquisitions and other investments, pay dividends, incur additional indebtedness and make capital expenditures as well as customary events of default. New Sun also anticipates that the credit agreement will require New Sun to comply with specified financial covenants, which may include a maximum leverage ratio and a minimum interest coverage ratio;

- Prior to the Separation, Sabra, through its subsidiaries, anticipates issuing $225.0 million aggregate principal amount of unsecured senior notes. The aggregate principal amount of the notes is not expected to exceed $225.0 million, but could be less subject to market conditions. The notes are expected to be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by Sabra and its subsidiaries. Sabra anticipates that the indenture governing the senior notes will contain customary covenants that will include restrictions on the ability of Sabra and its other subsidiaries guaranteeing the notes, to incur additional indebtedness, including secured indebtedness, pay dividends, repurchase its capital stock, make certain investments, create limitations on the ability of Sabra's subsidiaries to pay Sabra dividends or distributions, enter into transactions with affiliates and merge or consolidate or sell all or substantially all of its assets. The indenture governing the senior notes is also expected to require that a specified percentage of Sabra's assets remain unencumbered. It is expected that subsidiaries of Sabra will also enter into a registration rights agreement pursuant to which it will agree to exchange the notes for registered notes or register the resale of the notes.

- Sabra, through its subsidiaries, also anticipates entering into a $100.0 million secured revolving credit facility, which would not be expected to be available for borrowings by Sabra until after the Separation. Although Sabra has not yet entered into commitments for such financing arrangements, the revolving credit facility is expected to include an accordion feature that would allow Sabra to add lenders and increase the borrowing availability under the credit facility by up to an additional $100.0 million. Sabra also anticipates that the revolving credit facility will have up to $15.0 million available for letters of credit. The revolving credit facility will be secured by first lien mortgages on certain of the 87 properties that subsidiaries of Sabra will own following the Separation. Sabra anticipates that the revolving credit facility will contain customary covenants that will include restrictions on its ability to make acquisitions and other investments, pay dividends, incur additional indebtedness and make capital expenditures as well as customary events of default. Sabra also anticipates that the revolving credit facility will require Sabra, through its subsidiaries, to comply with specified financial covenants, which may include a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth requirement.

- Sun has formed Sabra as a Maryland corporation and both New Sun (which is an existing Delaware corporate subsidiary of Sun) and Sabra are direct, wholly owned subsidiaries of Sun;

- Sun will reorganize itself, through a series of internal corporate restructurings, such that: (i) substantially all of Sun's owned real property and mortgage indebtedness owed to third parties will be held or assumed by Sabra, or by one or more subsidiaries of Sabra; and (ii) all of Sun's operations and other assets and liabilities will be held or assumed by New Sun, or by one or more subsidiaries of New Sun;

- Sun will hold a special meeting of its stockholders (the "**Special Stockholders Meeting**") to seek their approval of (i) the distribution of New Sun common stock to the Sun stockholders on a pro rata basis based on stock ownership (the "**Spin-Off**"), and (ii) the merger of Sun with and into Sabra, with Sabra surviving the merger, pursuant to which (A) Sun will be reincorporated under Maryland law and (B) Sun's stockholders would receive shares of Sabra common stock in exchange for all of their Company Common Stock (the "**Reincorporation Merger**");

- New Sun will adopt, in connection with the Restructuring, stock-based compensation plans having substantially the same terms as the Stock-Based Benefit Plans. Pursuant to resolutions of the Company's Board of Directors or its Compensation Committee and New Sun's Board of Directors or its Compensation Committee, following the Restructuring, all options and stock-based awards granted under the Stock-Based Benefit Plans that do not terminate in connection with the Restructuring will be assumed by New Sun. Following the Restructuring, New Sun common stock will, except as noted below with respect to certain deferred awards, be issued upon the exercise of any options or the payment of any other stock-based awards granted under the Stock-Based Benefit Plans that do not terminate in connection with the Restructuring. The payment of certain stock-based awards has previously been deferred in accordance with the terms of the awards. Each deferred award is currently payable in shares of Company Common Stock and, consistent with the consideration received by Sun's stockholders in the Restructuring, following the Restructuring will be payable by New Sun in a combination of New Sun common stock and Sabra common stock. The options and stock-based awards that are assumed by New Sun will otherwise be adjusted to reflect appropriately the substitution of New Sun common stock for Company Common Stock. The outstanding awards under the Stock-Based Benefit Plans will be adjusted as described in Section III.C below to give effect to the Restructuring. As a result of the Restructuring, the Deferred Compensation Plan will be assigned to, and assumed by, New Sun pursuant to resolutions of the Company's Board of Directors and New Sun's Board of Directors;

- Subsidiaries of New Sun and Sabra will enter into certain agreements with each other, including multiple master lease agreements (the "**Lease Agreements**"), which will set forth the material terms pursuant to which subsidiaries of New Sun will lease from subsidiaries of Sabra all of the real property that Sabra will own immediately following the restructuring of Sun's business (representing 87 of the 203 properties that subsidiaries of Sun operated as of July 1, 2010);

- Sun will consummate the Spin-Off;

- Sun and Sabra will consummate the Reincorporation Merger, following which New Sun will rename itself "Sun Healthcare Group, Inc."; and

- Sabra will qualify for and elect to be treated as a real estate investment trust ("**REIT**") for U.S. federal income tax purposes, which is currently expected to occur commencing with its taxable year beginning on January 1, 2011.

**B. Effect of the Restructuring Transaction**

The board of directors of Sun believes that the Restructuring will more readily enable Sun stockholders to maximize their investment in Sun by giving them a continuing interest in a healthcare company that will concentrate on providing quality care to residents and patients as well as a tax-advantaged REIT security that is expected to provide both the opportunity for consistent cash dividends and capital appreciation. New Sun is expected to benefit from the Restructuring as it will be able to pursue its growth strategies with significantly less debt on its balance sheet. Sabra is expected initially to grow its portfolio through the acquisition of skilled nursing and senior housing facilities, including assisted living, independent living and continuing care retirement community facilities. As Sabra acquires additional properties and expands its portfolio, it expects to diversify by geography, asset class and tenant within the healthcare sector.

Upon conversion to REIT status, Sabra will benefit from the tax advantages that apply to REITs, including that it will generally not be subject to U.S. federal corporate income taxes. Sabra intends to make quarterly distributions that are at least sufficient to satisfy the annual distribution requirements for REITs.

Currently, Sun holds all of its owned real property in its inpatient services segment. In this segment, Sun, through its subsidiaries, operates 167 skilled nursing centers, 16 combined skilled nursing, assisted and independent living centers, 10 assisted living centers, two independent living centers and eight mental health centers. Of these facilities, Sun owns 68 skilled nursing centers, ten combined skilled nursing, assisted and independent living centers, five assisted living centers, two mental health centers, one independent living center and one continuing care retirement community. Immediately following the Restructuring, subsidiaries of Sabra will hold all of Sun's owned real property, other than four healthcare properties that are located in Georgia, Maryland, Massachusetts and Wyoming and certain administrative office buildings located in Albuquerque, New Mexico. The owned real property to be held by subsidiaries of Sabra includes fixtures and certain personal property directly associated with the real property. The only material liabilities of Sabra and its subsidiaries will consist of indebtedness to be incurred by Sabra at the time of the Restructuring and the mortgage indebtedness to third parties on the real property to be owned by Sabra's subsidiaries. Sabra had no operations prior to the Restructuring.

Following the Restructuring, New Sun, though its subsidiaries, will continue the business and operations of Sun. The liabilities of New Sun will consist of indebtedness of New Sun to be incurred at the time of the Restructuring and substantially all of the liabilities of Sun immediately prior to the Restructuring, excluding the indebtedness of Sun repaid at the time of the Restructuring and the mortgage indebtedness assumed by Sabra. The historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun after the Restructuring.

Because New Sun will continue the business and operations of Sun, New Sun's revenues will not change. In addition, the only changes to New Sun's costs and expenses following the Restructuring will result from the transfer of substantially all of Sun's owned real property to Sabra and the lease of this property by New Sun pursuant to the Lease Agreements. Specifically, New Sun's lease expense will increase as a result of lease payments it will make to Sabra, although this amount will be offset, in part, by the elimination of depreciation and amortization expense for the real property transferred to Sabra and by the elimination of interest expense associated with the mortgage indebtedness for such real property. New Sun's costs and expenses for operating salaries and benefits, insurance, operating administrative expenses and other operating costs are otherwise expected to remain unchanged following the Restructuring.

However, because Sabra will hold substantially all of Sun's owned real property and assume the related mortgage indebtedness for this property, the balance sheet of New Sun after the Restructuring will not include these assets and liabilities. Instead, the owned real property and the related mortgage indebtedness will be reflected on Sabra's balance sheet after the Restructuring. Sabra will not otherwise have historical financial statements because, as noted above, Sabra will not have operated prior to the Restructuring. Accordingly, the statement of operations and cash flows of Sabra will consist solely of its operations after the Restructuring.

The following table sets forth certain financial information of Sun, New Sun and Sabra as of and for the year ended December 31, 2009 and the six months ended June 30, 2010. The information provided for Sun in the table below reflects actual, historical financial information for Sun as of and for such periods, while the information for New Sun and Sabra is provided on a pro forma basis as if the Restructuring (including the election of Sabra to be taxed as a REIT) had occurred on January 1, 2009. Accordingly, the financial information in the table below assumes, among other things, that Sabra owns substantially all of Sun's real property and has assumed the related mortgage indebtedness for such property and that New Sun leases such property from Sabra pursuant to the Lease Agreements. For a more complete pro forma presentation, please see the Form S-4 Registration Statement and the Form S-1 Registration Statement, as amended by Amendment No. 3 filed on September 23, 2010, at pages 119-136.

| **For Illustrative Purposes Only<br>Financial Information of<br>Sun, New Sun and Sabra<br>(in thousands)** | | |
|---|---|---|
| | **Year ended December 31, 2009** | **Six months ended June 30, 2010** |
| **Revenue** | | |
| Sun (Historical) | $ 1,881,799 | $ 947,874 |
| New Sun (Pro forma) | 1,881,799 | 947,874 |
| Sabra (Pro forma) (a) | 70,200 | 35,100 |
| **Income from Continuing Operations** | | |
| Sun (Historical) | 42,480 | 20,767 |
| New Sun (Pro forma) (b) | 34,520 | 17,547 |
| Sabra (Pro forma) | 15,528 | 7,762 |
| **Assets (as of end of period)** | | |
| Sun (Historical) | | 1,553,175 |
| New Sun (Pro forma) (c) | | 1,068,232 |
| Sabra (Pro forma) | | 563,334 |
| **Liabilities (as of end of period)** | | |
| Sun (Historical) | | 1,079,721 |
| New Sun (Pro forma) (c) | | 562,838 |
| Sabra (Pro forma) (d) | | 443,904 |

(a) Sabra revenue will be derived solely from lease payments made by New Sun.

(b) New Sun income will be reduced by lease payments made to Sabra, offset, in part, by the elimination of depreciation expense associated with the owned real estate transferred to Sabra and by the elimination of the interest expense from the mortgage debt associated with such real estate.

(c) The pro forma assets and liabilities balances of New Sun and Sabra also assume that the Company Debt Securities and Sun's term loans will be repaid with the indebtedness to be incurred by New Sun and Sabra at the time of the Restructuring and cash on hand at the time of the Restructuring.

(d) The pro forma liabilities balance of Sabra also assumes that Sabra will incur the indebtedness referenced in note (c) at the time of the Restructuring.

The following table reflects the above financial information as a percentage of the business of Sun for the year ended December 31, 2009 and the six months ended June 30, 2010, and is provided solely to demonstrate the approximate apportionment of Sun's revenues, assets and liabilities between New Sun and Sabra following the Restructuring.

**For Illustrative Purposes Only**
**Financial Information of**
**Sun, New Sun and Sabra**
**as a Percentage of Sun's Business**

| | Year ended December 31, 2009 | Six months ended June 30, 2010 |
|---|---|---|
| **Revenue** | | |
| Sun (Historical) | 100% | 100% |
| New Sun (Pro forma) | 100% | 100% |
| Sabra (Pro forma) (a) | N/A | N/A |
| **Income from Continuing Operations** | | |
| Sun (Historical) | 100% | 100% |
| New Sun (Pro forma) | 81% | 84% |
| Sabra (Pro forma) (a) | N/A | N/A |
| **Assets (as of end of period)** | | |
| Sun (Historical) | | 100% |

| | | |
|---|---|---|
| New Sun (Pro forma) | | 69% |
| Sabra (Pro forma) | | 36% |
| **Liabilities (as of end of period)** | | |
| Sun (Historical) | | 100% |
| New Sun (Pro forma) | | 52% |
| Sabra (Pro forma) | | 41% |

(a) As noted above, Sabra will not have operated prior to the Restructuring and its operations immediately following the Restructuring will consist only of the lease to New Sun of the real property that will be transferred to it by Sun (representing 87 of the 203 properties that subsidiaries of Sun operated as of July 1, 2010). Because such operations did not exist prior to the Restructuring, a comparison to Sun's historical operations is not meaningful.

As shown in the tables above, following the Restructuring, while the real property assets and related mortgage indebtedness of Sun will be held by Sabra, each segment of the business of Sun will continue to be operated by New Sun in its entirety, as reflected in the revenues of New Sun. While total revenues for Sun and New Sun will not change as a result of the Restructuring, the relative operating income of New Sun will be reduced as compared to Sun, reflecting the addition of lease expense on the 87 centers to now be leased by New Sun, partially offset by the elimination for New Sun of the depreciation expense for those centers as well as the elimination of the interest expense from the mortgage indebtedness associated with those centers. However, in our view and as more fully described below, what investors and the market think of as the underlying business of Sun, namely the provision of medical staffing, inpatient services and rehabilitation services, will continue to be provided by New Sun. In addition, New Sun will have substantially the same management, Board of Directors and staffing as Sun.

### C. Principal SEC Filings to be made by Sun and/or Sabra in Connection with the Spin-Off and Reincorporation Merger.

In connection with the Restructuring, Sun, New Sun or Sabra have made or will make the following principal filings with the SEC:

- The Form S-4 Registration Statement, containing detailed disclosure regarding the Restructuring, including: (i) risk factors relating to the Spin-Off, Restructuring and the business of Sun, New Sun and Sabra; (ii) a description of the tax consequences of the Spin-Off and Restructuring; (iii) a description of the business of Sun, New Sun and Sabra; (iv) detailed audited and pro forma financial information for Sun, New Sun and

Sabra, as described more fully below; (v) management's discussion and analysis of financial condition and results of operations for Sun and New Sun; (vi) information regarding the management and directors of New Sun and Sabra; and (vii) a description of New Sun and Sabra capital stock;

- The Form S-1 Registration Statement, containing virtually the same disclosure as the Form S-4 Registration Statement; and
- A Registration Statement on Form 8-A with the SEC for Sabra to register its class of common stock under the Exchange Act.

## III. *NEW SUN*

### A. Capital Stock of New Sun.

After the Restructuring, and assuming a distribution ratio for the Spin-Off of one share of common stock of New Sun for every three outstanding shares of Sun common stock, New Sun will be authorized to issue the same proportionate amount of capital stock as the Company was able to issue prior to the Restructuring. Namely, the total number of shares of capital stock which New Sun will have authority to issue is currently expected to be 45,000,000 shares (one third of Sun's existing 135,000,000 authorized shares) of capital stock consisting of 3,333,333 shares (one third of Sun's existing 10,000,000 authorized shares) of preferred stock, par value $0.01 per share, and 41,666,667 shares (one third of Sun's existing 125,000,000 authorized shares) of common stock, par value $0.01 per share. In addition, assuming a distribution ratio for the Spin-Off of one share of common stock of New Sun for every three outstanding shares of Sun common stock, the number of New Sun shares of common stock outstanding immediately after the Spin-Off will be exactly one third of the number of shares of Company Common Stock outstanding immediately prior to the Spin-Off, and no shares of preferred stock will be outstanding. In connection with the Restructuring, New Sun will seek to have its common stock approved for listing on the NASDAQ Stock Market LLC (Nasdaq Global Select Market) as is currently the case for the Company Common Stock.

### B. Certificate of Incorporation and Bylaws.

New Sun is an existing subsidiary of the Company and is incorporated in Delaware. Prior to the Spin-Off, the Certificate of Incorporation and Bylaws of New Sun will be amended such that at the Spin-Off there will be no material differences between them and the Certificate of Incorporation and Bylaws of the Company in effect immediately prior to the Spin-Off. As a result of the Restructuring, New Sun's name will change to "Sun Healthcare Group, Inc."

### C. Employee Benefit Plans.

In connection with the Restructuring, New Sun will adopt stock-based compensation plans having substantially the same terms as the Stock-Based Benefit Plans. Pursuant to resolutions of the Company's Board of Directors or its Compensation Committee and New Sun's Board of Directors or its Compensation Committee, following the Restructuring, all options and stock-based awards granted under the Stock-Based Benefit Plans that do not terminate in connection with the Restructuring will be assumed by New Sun. Following the Restructuring, New Sun common stock will, except as noted below with respect to certain deferred awards, be issued upon the exercise of any options or the payment of any other stock-based awards granted under the Stock-Based Benefit Plans that do not terminate in connection with the Restructuring. The payment of certain stock-based awards has previously been deferred in accordance with the terms of the awards. Each deferred award is currently payable in shares of Company Common Stock and, consistent with the consideration received by Sun's stockholders in the Restructuring, following the Restructuring is currently expected to be converted into an award for a combination of New Sun common stock and Sabra common stock. The options and stock-based awards that are assumed by New Sun will otherwise be adjusted as described below to reflect appropriately the substitution of New Sun common stock for Company Common Stock. As a result of the Restructuring, the Deferred Compensation Plan will be assigned to, and assumed by, New Sun pursuant to resolutions of the Company's Board of Directors and New Sun's Board of Directors.

Except as described below for Mr. Matros, the only Sun executive who will become an officer of Sabra, Sun options, whether vested or unvested, and unvested restricted stock units of Sun will be converted into awards with respect to shares of New Sun common stock. The number of shares subject to and the exercise price of each converted option, and the number of shares subject to each unvested restricted stock unit, will be adjusted to preserve the same intrinsic value of the award that existed immediately prior to the Restructuring. Each Sun restricted stock unit which has vested but the payment of which has been deferred to a later date will be converted into an award with respect to the same number of shares of New Sun common stock and Sabra common stock that a Sun stockholder will receive for each share of Company Common Stock in connection with the Restructuring.

The Sun options and restricted stock units held by Mr. Matros will be converted into awards with respect to shares of Sabra common stock. Like the other Sun awards described above, the number of shares subject to and the exercise price of each converted option, and the number of shares subject to each restricted stock unit, will be adjusted to preserve the same intrinsic value of the awards, and the converted awards will otherwise have the same general terms and conditions as the outstanding Sun awards (including the applicable vesting conditions). Mr. Matros does not currently hold any restricted stock units which have vested but the payment of which has been deferred. However, like the holders of other Sun restricted stock unit awards described above, Mr. Matros will receive a per share cash distribution equal to the per share amount of cash to be paid to the holders of Sun common stock at the time of the Separation when and if his converted restricted stock units vest.

In addition to the converted Sun awards, Mr. Matros is also expected to receive an initial equity award directly from Sabra. While the amount, type and terms and conditions of the equity award expected to be granted by Sabra to Mr. Matros have not yet been determined by Sabra, this equity award is expected to reflect the Sabra compensation committee's determination of an appropriate equity compensation package for Mr. Matros' services following the Separation and REIT Conversion Merger in his position as Chief Executive Officer of Sabra, and will also take into account the lower value (as determined under the principles used to calculate the grant-date fair value of equity awards for purposes of Sun's financial statements or a similar methodology) of the converted Sabra options due to Sabra's structure.

**D. Executive Officers of New Sun; Directors and Committees of the New Sun Board.**

The individuals who are executive officers of the Company immediately prior to the Restructuring will be the executive officers of New Sun immediately following the Restructuring, holding corresponding offices, except that Mr. Matros will become the chairman and chief executive officer of Sabra, and Mr. Mathies will replace Mr. Matros as the chief executive officer of New Sun.

The New Sun Board of Directors will consist of the same eight individuals who constitute the Board of the Company immediately prior to the Restructuring, with their respective terms as directors of New Sun expiring when their respective terms as directors of the Company would have expired, except that Mr. Mathies will replace Mr. Matros on the New Sun Board. The New Sun Board will also establish the same committees as the Company Board. Each committee of the New Sun Board will have a charter that is substantially similar to the charter of the corresponding committee of the Company Board prior to the Restructuring.

**E. Business of New Sun.**

New Sun is currently a wholly owned subsidiary of the Company that serves as a holding company for certain of the Company's ancillary operations. Following the Restructuring, New Sun, through its subsidiaries, will conduct all of the Company's ongoing business operations, except for the ownership of substantially all of the Company's real property assets, which instead will be transferred to Sabra and will be leased by New Sun pursuant to Lease Agreements to be entered into between Sabra and New Sun. The Lease Agreements will be structured as triple-net lease agreements, will typically have a ten to fifteen year term and are intended to qualify for accounting treatment as operating leases, all as more fully described in the Form S-4 Registration Statement and the Form S-1 Registration Statement, as amended by Amendment No. 3 filed on September 23, 2010, at pages 68-70. As described in Section IV.A.2 below and in the Accounting Letter, New Sun's financial statements for all periods prior to the Restructuring will be those of the Company.

## IV. *LEGAL ANALYSIS*

### A. Rule 12g-3(a) and 12b-2.

Exchange Act Rule 12g-3 provides that where, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act.[1] Exchange Act Rule 12b-2 defines "succession" as "the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer..."

A literal reading of the successor rules could result in neither Sabra nor New Sun succeeding to the Company's existing Exchange Act registration requirements since Sabra will be the surviving entity in the Reincorporation Merger, even though New Sun will operate the Sun business following the Restructuring. We believe this result is contrary to (1) the commercial reality of the Restructuring, (2) the Restructuring's accounting treatment (as requested by the Accounting Letter and not objected to by CF-OCA) and (3) the expectation of the Company's stockholders. Further, in situations that we view as substantially similar to the Restructuring, the Staff has agreed that a spun-off entity may qualify as a successor registrant. See, *Six Continents*, *British Telecommunications* and *Hafslund Nycomed*. For the reasons set forth below, and in accordance with *Six Continents*, *British Telecommunications*, and *Hafslund Nycomed*, it is our view that New Sun should be treated as the Company's successor registrant under Rule 12g-3.

#### 1. Commercial Reality

As noted above, at the conclusion of the Restructuring, New Sun will continue to conduct all of the Company's ongoing business operations, except that it will no longer own substantially all of the Company's real property assets, which will be transferred to Sabra. In addition to continuing to conduct all of the Company's ongoing business operations, New Sun will resemble Sun as follows:

- New Sun will succeed to Sun's existing corporate infrastructure;
- New Sun will have the same operating segments as Sun and its sources of revenue will be identical to Sun's current revenue sources;

---

[1] This does not apply if, upon consummation of the succession, (i) the new class is exempt from Section 12 registration other than by Rule 12g3-2; (ii) all securities of the subject class are held of record by less than 300 persons; or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80. None of these exceptions applies in this case.

- New Sun's Certificate of Incorporation and Bylaws will be amended such that after the Spin-Off there will be no material difference between them and the Certificate of Incorporation and Bylaws of Sun in effect immediately prior to the Spin-Off;

- New Sun's Board of Directors and executive officers will be the same as Sun's immediately prior to the Restructuring, and such persons will hold corresponding offices, except that Mr. Matros will become the chairman and chief executive officer of Sabra, Mr. Mathies will replace Mr. Matros as the chief executive officer of New Sun and Mr. Mathies will replace Mr. Matros on the New Sun Board;

- New Sun's financial statements for all periods prior to the Spin-Off will be that of Sun and New Sun's financial statements for all periods following the Spin-Off will be substantially similar to that of Sun, as described below; and

- New Sun will succeed to Sun's name, "Sun Healthcare Group, Inc."

In *Six Continents*, *British Telecommunications*, and *Hafslund Nycomed*, each of which involved transactions that are similar to the Restructuring, the Staff agreed that Rule 12g-3 successor status should not be applied literally but instead in accordance with the commercial reality of the transaction. This application reflects the belief that the technical form of the transaction should not trump the substance of the transaction. We believe that based on the commercial reality of the transaction it is proper to view New Sun as the Rule 12g-3successor registrant to Sun.

### 2. Accounting Treatment

As described in the Company's Accounting Letter, under the relevant GAAP accounting rules (including but not limited to ASC 505 and other relevant GAAP accounting rules), the Spin-Off qualifies as a reverse spin-off. As a result, for accounting purposes, New Sun is to be designated as the spinnor in the transaction and Sabra is to be designated as the spinnee. As spinnor for accounting purposes, the financial information of New Sun's predecessor, Sun, will be that of New Sun for all periods prior to the Spin-Off. Accordingly, New Sun's financial statements for all periods prior to the Spin-Off will be identical to that of Sun, and Sabra will not have any historical financial statements for any periods prior to the Spin-Off except for an audited historical carve-out balance sheet with accompanying footnotes as of a date within 135 days of the filing of the Form S-4 Registration Statement. For reporting periods following the Spin-Off, New Sun's financial statements will be substantially similar to that of Sun as New Sun will continue the historical operations of Sun. However, Sabra's financial statements will not resemble Sun's pre-Restructuring financial statements. Thus, the accounting treatment for the Spin-Off and Restructuring is completely consistent with the view that New Sun should be considered the successor registrant for purposes of Rule 12g-3. As noted above, the Accounting Letter includes a more detailed discussion of the accounting treatment of the Restructuring.

### 3. Stockholder Expectations

The Company believes that its stockholders and trading markets view the Company as a healthcare services provider, not a real estate investment company. For example, RiskMetrics evaluates the Company against other healthcare facilities companies. In addition, the operating segments from which Sun's revenues are generated will all be spun-off to create New Sun, resulting in New Sun having the same operating segments and revenue sources as Sun. Stockholder expectations are shared by the Company's Board of Directors as evidenced by the fact that in making compensation decisions, the Compensation Committee benchmarks Company compensation decisions based on data generated from a peer group of fourteen other companies that operate healthcare businesses.

Following the Restructuring, Sabra, as a real estate investment trust incorporated in Maryland, will (1) only hold real estate assets, (2) operate under a different name than is currently used by the Company, and (3) register its shares under the Exchange Act and list on a national securities exchange separately from New Sun. Conversely, the operations that stockholders and the trading markets associated with the Company will become those of New Sun. New Sun will (1) manage all of Sun's ongoing business operations and business segments and continue to provide healthcare services in substantially the same manner as is currently conducted by the Company, (2) assume the name "Sun Healthcare Group, Inc." following the completion of the Restructuring, and (3) continue to be incorporated in the State of Delaware.

Moreover, we believe that, as contemplated, the Restructuring also addresses the basic concerns held by the Staff, as addressed in Staff Legal Bulletin No. 4 ("**SLB 4**"), regarding spinoffs of non-reporting companies -- namely, the creation of active trading markets for the shares of spun-off entities where there is inadequate public information about the issuer resulting in violation of the anti-fraud provisions of the Securities Act and the Exchange Act. As discussed above, the exchange of Company Common Stock for Sabra common stock and the distribution of New Sun common stock are both being registered under the Securities Act and are subject to its anti-fraud provisions. In addition, New Sun and Sabra have provided extensive disclosure about their businesses and the Restructuring in their Securities Act registration statements, thereby obviating any need for the registration of New Sun common stock under the Exchange Act.[2]

For the above-listed reasons, we believe that New Sun should be properly viewed as the Rule 12g-3 successor registrant to the Company as it is New Sun that will be perceived by stockholders and trading markets as the entity continuing the historical operations and business of the Company. We base this conclusion on the fact that the commercial reality of the Restructuring, the accounting treatment of Sabra and New Sun following the Restructuring (as confirmed by the response of CF-OCA to the Accounting Letter) and stockholder expectations all strongly support that New Sun is the proper successor registrant to the Company pursuant to

---

[2] As noted above, Sabra's common stock will be registered under the Exchange Act on a Registration Statement on Form 8-A.

Rule 12g-3. We believe that this conclusion is substantially similar to the conclusion reached by the Staff in *Six Continents*, *British Telecommunications*, and *Hafslund Nycomed*. In addition, given that the Spin-Off is the subject of a registration statement containing extensive disclosures regarding New Sun, it seems that the instant transaction lacks the trading market and anti-fraud violation concerns the Staff seeks to prevent.

Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3 to indicate, in the Form 8-K filed in connection with the succession, the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. Accordingly, following the Spin-Off, New Sun will file a current report on Form 8-K using the Company's Commission File Number and EDGAR access codes (CIK, CCC and password) announcing the completion of the Spin-Off.

The Company is an "accelerated filer" as defined by Rule 12b-2 of the Exchange Act. If you concur with our view that New Sun will be the successor issuer to the Company, we believe New Sun should also be deemed an accelerated filer. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act. See, e.g., *GulfMark Offshore, Inc.*, *Tim Hortons Inc.*, *Willbros Group, Inc.*, *Hungarian Telephone and Cable Corp.*, *Roper Industries, Inc.*, *Matria Healthcare, Inc.*, *Aether Systems, Inc.* and *Johnson Controls, Inc.*

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that upon consummation of the Restructuring, the New Sun common stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). Noting that the Staff has taken a similar position on prior occasions, we further request that the Staff concur in our opinion that New Sun, as successor to the Company, will be deemed an accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

**B. Section 13(d) and (g).**

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires beneficial ownership of more than 5% of any equity security of a class registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and the Schedule 13G to be amended within 45 days after the end of the calendar year to reflect any such changes.

As discussed above, a stockholder's interest in New Sun after the Restructuring will essentially represent the same interest the stockholder had in the Company prior to the Restructuring. No changes in percentage ownership will occur as a result of the Restructuring. The Restructuring merely reflects the conversion of Company Common Stock into New Sun common stock on a pro rata basis based on stock ownership. Relative percentage interests of holders before and after the Restructuring will be the same. Consequently, it is our view that persons who have filed a Schedule 13D or 13G for shares of Company Common Stock should not be required to file a new or amended Schedule 13D or 13G in respect of the shares of New Sun common stock received pursuant to the Restructuring; provided that they state in their next required amendment to Schedule 13D or 13G that New Sun is deemed the successor issuer to the Company for purposes of filings under Section 13(d). The Staff has taken similar positions in the context of comparable transactions. See, *GulfMark Offshore, Inc.*, *Tim Hortons Inc.*, *Weatherford International Ltd.*, *Willbros Group, Inc.*, and *Pediatrix Medical Group, Inc.*

Further, we note that with the exception of the real estate assets and related indebtedness that will be owned or assumed by Sabra, New Sun will have substantially the same assets, liabilities, business and operations as the Company immediately before the Restructuring and, most importantly, will be the successor to all of the current business and operations of the Company. Accordingly, a stockholder's ownership in New Sun following the Restructuring will represent ownership in a company having the same business and operations both before and after the Restructuring.

Accordingly, we respectfully request that the Staff concur in our opinion that persons who have filed statements on Schedule 13D or 13G with respect to the Company Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G solely as a result of their receipt of New Sun common stock in the Restructuring. We understand that such persons may need to file initial statements on Schedule 13D or 13G with respect to the Sabra common stock that they receive in the Reincorporation Merger.

**C. Forms S-3, S-4 and S-8.**

General Instruction I.A.3 to Form S-3 provides that, in order to use Form S-3, an issuer must, among other requirements, have "been subject to the requirements of Section 12 or 15(d) of the Exchange Act, and [have] filed all the material required to be filed pursuant to Section 13, 14, or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement." Although New Sun itself will not have satisfied this 12-month reporting requirement, together General Instruction 1.A.3 and 1.A.7(b) provide that a successor registrant may continue using Form S-3 if "all predecessors met the conditions at the time of succession and the registrant has continued to do so since succession." Sun is currently eligible to use Form S-3.

Under the circumstances of the Spin-Off and Restructuring, we believe that it is neither appropriate nor necessary for the protection of investors to require the 12-month reporting requirement to start over for New Sun. First, as described above, New Sun will continue to conduct Sun's historical business operations, including all of Sun's business segments, following the Restructuring and the historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun after the Restructuring. Accordingly, because Sun is currently subject to the reporting requirements of the Exchange Act and has satisfied those requirements for at least the last 12 months, detailed information regarding New Sun of the type contemplated by the 12-month reporting requirement is already available to the public. Second, we believe that permitting New Sun to use Form S-3 immediately after the completion of the Restructuring would be consistent with the position taken by the Staff in a number of prior no-action letters. Finally, for the reasons described above in this letter, we believe that the conditions of Questions 4 and 8 of SLB 4 are satisfied with respect to the Spin-Off such that New Sun should be permitted to use Form S-3 immediately after completion of the Restructuring.

**1. Publicly Available, Detailed Information Regarding New Sun**

The purpose of the 12-month reporting requirement is to ensure that detailed information regarding an issuer has been available to the public prior to the registration of the offer and sale of securities on Form S-3. Detailed information regarding New Sun is already available to the public because, among other things:

- Sun is in compliance with its reporting obligations under the Exchange Act;
- New Sun is registering the Spin-Off under the Securities Act on the Form S-1 Registration Statement;
- Sabra is registering the offer of Sabra common stock in exchange for Sun Common Stock on the Form S-4 Registration Statement; and
- The Form S-1 Registration Statement and Form S-4 Registration Statement include detailed information about New Sun including: (1) audited historical financial statements for Sun incorporated by reference in the Form S-1 Registration Statement and Form S-4 Registration Statement, which under GAAP are the same as those of New Sun, and include (i) a consolidated balance sheet as of December 31, 2009 and 2008; (ii) consolidated income statements for the years ended December 31, 2009, 2008 and 2007, (iii) consolidated statements of stockholders equity and comprehensive income for the years ended December 31, 2009, 2008 and 2007; (iv) consolidated statements of cash flows for the years ended 2009, 2008 and 2007; and (v) notes to the foregoing financial statements; (2) unaudited interim financial statements for Sun for the quarter ended June 30, 2010 incorporated by reference in the Form S-1 Registration Statement and Form S-4 Registration Statement, which under GAAP as described in the Accounting Letter are the same as those of New Sun; (3) unaudited pro forma financial information for New Sun, which includes (i) a pro forma consolidated balance sheet for New Sun as of June 30, 2010, as if the Spin-Off and Restructuring were effective on June 30, 2010, (ii) a pro forma consolidated income statement for New Sun for the year ended December 31, 2009, as if the Spin-Off and Restructuring were effective on January 1, 2009, (iii) a pro forma consolidated income statement for New Sun for the six months ended June 30, 2010, as if the Spin-Off and Restructuring were effective on January 1, 2009, and (iv) notes to the foregoing unaudited pro forma financial information; (4) selected consolidated

financial data for Sun for each of the years ended December 31, 2009, 2008, 2007, 2006 and 2005, which in accordance with the Accounting Letter will be the same as those of New Sun; (5) management's discussion and analysis of financial condition and results of operations with respect to the periods covered by the audited financial statements; (6) risk factors relating to the Spin-Off, Restructuring and the business of New Sun; (7) a description of the tax consequences of the Spin-Off and Restructuring; (8) a description of the business of New Sun; (9) information regarding the management and directors of New Sun; and (10) a description of New Sun's capital stock.

- The Exchange Act disclosures that New Sun will provide to its stockholders following the Restructuring will be substantially the same as the disclosures provided by Sun prior to the Restructuring. Following the Restructuring, New Sun will continue to conduct the historical business and operations of Sun, including all of its business segments and all 203 of the properties that subsidiaries of Sun operated as of July 1, 2010. As a result, New Sun's revenues will not change from those of Sun following the Restructuring. As further described above, the only changes to New Sun's costs and expenses from those of Sun's following the Restructuring will result from the transfer of substantially all of Sun's owned real property to Sabra that will be leased to New Sun pursuant to the Lease Agreements (consisting of 87 of the 203 properties that subsidiaries of Sun operated as of July 1, 2010). For these reasons, the information that New Sun will file with the Commission and disclose to its stockholders following the Restructuring will be substantially the same as the detailed information Sun has previously reported in its filings with the Commission and to its stockholders. For example, in accordance with the Accounting Letter, the historical consolidated financial statements of Sun will become the historical consolidated financial statements of New Sun after the Restructuring and will be included in New Sun's filings with the Commission. In addition, the material sections of New Sun's periodic reports that will be filed with the Commission under the Exchange Act following the Restructuring will be substantially identical to the similar sections included by Sun in its prior Exchange Act reports. These sections include the following sections of Form 10-K and Form 10-Q: (1) Business; (2) Management's Discussion and Analysis of Financial Condition and Results of Operations; (3) Risk Factors; (4) Legal Proceedings; (5) Quantitative and Qualitative Disclosures About Market Risk; and (6) disclosures included in Part III of Form 10-K concerning New Sun's management, corporate governance and executive compensation programs. For examples of the disclosure that New Sun expects to provide in this regard in its Exchange Act filings following the Restructuring, please refer to the following sections of the Form S-4 Registration Statement and Form S-1 Registration Statement, as amended by Amendment No. 3 filed on September 23, 2010: (1) Business of New Sun (pages 93 to 103); (2) Management's Discussion and Analysis of Financial Condition and Results of

Operations for Sun and New Sun (pages 149 to 184); (3) Risk Factors Relating to New Sun's Business (pages 33 to 41); (4) Quantitative and Qualitative Disclosures About Market Risk (page 190); and (5) Management of New Sun (pages 192 to 198).

**2. Consistency with Prior Staff No-Action Letters**

We believe that permitting New Sun to use Form S-3 immediately after the completion of the Restructuring would be consistent with prior no-action letters where the Staff took the position that other newly separated or spun-off entities could take into account their parent's Exchange Act reporting history for purposes of determining their eligibility to use Form S-3. See, e.g., *Ashland, Inc., CarMax, Inc., United States Steel, AT&T Wireless Services, Inc., Avaya Inc., OMI Corporation, U.S. West, Inc., Electronic Data Systems Holding Corporation, Alco Standard Corporation and Eastman Chemical Company.*

**3. Consistency of Relief with SLB 4**

We also believe that permitting New Sun to use Form S-3 immediately after completing the Spin-Off and Restructuring is consistent with the position taken by the Staff in SLB 4. SLB 4 states that a spun-off entity may consider its former parent's Exchange Act reports in determining whether it satisfies Form S-3's reporting history requirement if: (1) it meets the criteria in SLB 4 such that it does not have to register the spin-off under the Securities Act; (2) the parent is current in its Exchange Act reporting; and (3) the spun-off subsidiary will have substantially the same assets, business and operations as a segment or subsidiary about which the parent has reported extensive segment data and other financial and narrative disclosure in its Exchange Act periodic reports for at least 12 months before the date it spins off the securities.

First, although the Company has elected to register the Spin-Off, we believe that New Sun satisfies each of the requirements in SLB 4, such that it should be able to consider the Company's Exchange Act reporting history in determining Form S-3 eligibility. First, we believe that the Spin-Off meets each of the criteria specified in Question 4 of SLB 4 such that the Spin-Off is not required to be registered under the Securities Act:

- Sun stockholders have not provided consideration for the spun-off shares;
- The Spin-Off is being made to Sun's stockholders on a pro-rata basis;
- By virtue of the Form S-1 Registration Statement and the Form S-4 Registration Statement, Sun has provided adequate information about the Spin-Off, New Sun and Sabra to its stockholders and to the trading markets; and
- Sun has a valid business purpose for the Spin-Off, as described above and in detail in the Form S-1 Registration Statement and the Form S-4 Registration Statement.

Second, we believe that the additional conditions in Question 8 of SLB 4 are satisfied:

- the Company is current in its Exchange Act reporting; and
- As discussed in detail above, by virtue of succeeding in full to the operations and business of Sun, we believe New Sun will have substantially the same assets, business and operations of Sun and all of the segments currently reported by the Company, except that it will now lease (but not own) the 87 real estate properties that will be transferred to Sabra in connection with the Restructuring (such that substantially all of the 203 properties that subsidiaries of Sun operated as of July 1, 2010 will be leased by New Sun following the Restructuring and, with the exception of the four healthcare properties to be retained by New Sun as listed above, none will be owned).

Sun is currently engaged in, and following the Restructuring New Sun will engage in, the following three business segments:

- Inpatient services, primarily skilled nursing centers (note: all of the owned real property to be transferred to Sabra will come from this segment and the historical carrying value of these owned real estate assets as of June 30, 2010 was approximately $493.3 million - See the Sabra pro forma balance sheet on page 132 of the Form S-4 Registration Statement, as amended by Amendment No. 3 filed on September 23, 2010);
- Rehabilitation services; and
- Medical staffing services.

For the six months ended June 30, 2010 and for each of the three years ended December 31, 2009, total net revenue and operating income for each segment was as follows:

| | Year Ended December 31, | | | Six Months Ended June 30, |
|---|---|---|---|---|
| | **2007** | **2008** | **2009** | **2010** |
| **Revenue** | | | | |
| Inpatient Services | 1,367,398 | 1,616,059 | 1,675,775 | 831,687 |
| Rehabilitation Services | 127,056 | 150,475 | 179,532 | 88,247 |
| Medical Staffing | 111,232 | 120,410 | 102,554 | 54,594 |
| **Income** | | | | |
| Inpatient Services | 132,435 | 154,281 | 156,088 | 80,604 |

| | | | | |
|---|---|---|---|---|
| Rehabilitation Services | 7,753 | 8,462 | 11,112 | 6,000 |
| Medical Staffing | 8,221 | 9,690 | 8,610 | 4,310 |

In addition to the above, the Company has reported extensive data, including financial and narrative disclosure, about each of the segments that will be part of New Sun in its Exchange Act periodic reports for at least 12 months prior to the Spin-Off. For example, in its most recent Annual Report on Form 10-K, filed with the Commission on March 5, 2010, the Company provided extensive narrative disclosure concerning each of these segments in "Item 1 -- Business," as well as extensive financial disclosure in "Note 14 -- Segment Information." Similar disclosure has been provided in each of the Company's Annual Reports on Form 10-K for the majority of the Company's reporting history. Further, the Form S-4 Registration Statement, as amended by Amendment No. 3 filed on September 23, 2010, includes (at pages 121-128) unaudited pro forma consolidated financial statements showing the financial position and results of operations of New Sun as if New Sun had existed on a stand-alone basis as of the dates or for the periods set forth in those pro forma statements. The Company's disclosures, including the pro forma financial statements, when taken together, provide the stockholders and the trading markets with a thorough understanding and history of New Sun, including information on its assets, operating liabilities, business and operations. Neither the trading markets nor the stockholders would gain any additional meaningful disclosure if New Sun were not eligible to use Form S-3 for a 12-month period. Finally, New Sun will be filing a current report on Form 8-K using the Company's Commission File Number and EDGAR access codes (CIK, CCC and password) announcing the completion of the Spin-Off.

Accordingly, we respectfully request that the Staff concur in our opinion that, after giving effect to the Restructuring, New Sun fully satisfies the criteria laid out in General Instruction 1.A.3 to Form S-3, or in the alternative, SLB 4, and as a result New Sun will be entitled to take into account the Company's reporting history prior to the Restructuring in determining whether New Sun (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 under the Securities Act and (iii) "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-8.

**D. Section 4(3) and Rule 174.**

Under Securities Act Rule 174(b), dealers are provided an exemption from the prospectus delivery requirement of Section 4(3) of the Securities Act with respect to issuers that are Exchange Act reporting companies prior to filing the registration statement of which such prospectus forms a part. With the exception of the real estate assets and related indebtedness that will be owned by Sabra, New Sun will have substantially the same assets, liabilities, business and operations as the Company immediately before the Restructuring and, most importantly, will be the successor to the operations of the Company. The Company has been a reporting company under Section 13 of the Exchange Act for many years, and New Sun, as the successor to the Company, will assume the Company's reporting status after the Restructuring. The Staff has previously taken the position that the successor in transactions similar to the Restructuring is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). See, *Tim Hortons Inc.*, *Pediatrix Medical Group, Inc.*, and *Mentor Corporation.*

Accordingly, we respectfully request that the Staff concur in our opinion that New Sun will be deemed an Exchange Act reporting company and that dealers of New Sun common stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Securities Act.

E. **Rule 144(c)(1).**

We recognize that affiliates of New Sun who desire to sell New Sun common stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or pursuant to another applicable exemption. Securities Act Rule 144(c) requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(l), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(l), much like the reporting requirements for Form S-3, is to ensure that adequate current information about the registrant and its securities is publicly available. Although a literal application of Rule 144(c)(l) would prevent affiliates of New Sun from utilizing Rule 144 during the first 90 days after the Restructuring, we believe that the prior reporting history of the Company should be taken into account for purposes of determining whether New Sun satisfies the Rule 144(c)(l) eligibility requirements. Seen in this light, the information to be furnished to the public concerning New Sun should be considered adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been filed or will be filed prior to the Restructuring, including a current report on Form 8-K with respect to the Company's completion of the Restructuring. Following the Restructuring, New Sun will be subject to the reporting requirements of Section 13 of the Exchange Act. With the exception of the owned real property assets and related indebtedness that will be owned by Sabra, New Sun will have substantially the same assets, liabilities, business and operations as the Company immediately before the Restructuring. Therefore, in our view strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures by the Company in prior Exchange Act reports and the continuing reporting that will be made by New Sun. Further in this regard, we note the extensive disclosure in the Form S-1 Registration Statement and the Form S-4 Registration Statement regarding Sun, the Restructuring, New Sun and Sabra. The Staff has taken similar positions in the context of comparable transactions. See, e.g., *GulfMark Offshore, Inc.*, *Tim Hortons Inc.*, *Weatherford*

*International, Ltd.*, *Willbros Group, Inc.*, *Pediatrix Medical Group, Inc.*, and *Mentor Corporation.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Restructuring may be taken into account in determining whether New Sun has complied with the current public information requirements of Rule 144(c)(1).

**F. Rule 414.**

Pursuant to Rule 414 of the Securities Act, if an issuer has been succeeded by another issuer for, among other things, the purpose of changing its form of organization, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the following conditions are satisfied:

- immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;
- the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;
- the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and
- the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

The Company currently has in effect the Security-Based Benefit Plan Registration Statements on Form S-8. We are of the view that New Sun should be deemed to meet the requirements of Rule 414 such that the Security-Based Benefit Plan Registration Statements should be deemed to be the registration statements of New Sun.

The Restructuring will satisfy three of the four conditions enumerated in Rule 414 as follows: (i) immediately prior to the Spin-Off, New Sun will have no assets or liabilities other than nominal assets and liabilities as the holding company for certain of the Company's ancillary operations; (ii) the Restructuring will have been approved by the stockholders of the Company at the Special Meeting for which proxies will have been solicited pursuant to Section 14(a) of the Exchange Act; and (iii) New Sun will file amendments to the Security-Based Benefit Plan Registration Statements in the manner and to the effect contemplated by paragraph (d) of Rule 414 including registration of the New Sun common stock.

In our view, and as discussed in detail above, we believe that the Restructuring also will satisfy the final condition enumerated in Rule 414, which is that the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer. Except for the real property assets and related indebtedness that will be owned by Sabra, New Sun will have substantially the same assets, operating liabilities, business and operations as the segments currently reported by the Company, and, therefore, we believe that the Restructuring satisfies the final condition to Rule 414.

In support of our belief, we note that the Staff has previously permitted issuers to rely on Rule 414 in circumstances under which the successor company's assets and liabilities were not the same as its predecessor's. In particular, in a number of instances the Staff provided companies with no-action relief where the newly separated or spun-off Exchange Act reporting entity did not comprise substantially all of the businesses, assets and liabilities of its parent company, the original Exchange Act reporting entity. In each of these cases, the transaction involved was a separation or spin-off involving subsidiaries or segments, and the separated or spun-off subsidiary or segment was permitted to rely on Rule 414 even though the separated or spun-off subsidiary or segment did not acquire all of the assets or assume all of the liabilities of its parent company, the predecessor issuer. In fact, in each case, the parent company retained significant businesses, assets and liabilities. See, *United States Steel*, *U.S. West, Inc.* and *Electronic Data Systems Holding Corporation*. For example, in its restructuring, USX Corporation retained only the assets, liabilities and obligations of its oil business, while its subsidiary acquired the assets and assumed the liabilities of its steel business. Similarly, in its restructuring, GM retained only the assets, liabilities and obligations of its automotive business, while its subsidiary, Electronic Data Systems, acquired the assets and assumed the liabilities of its data business. See also, *Ashland, Inc.*

In our view, the Staff did not object to the continued use by the newly separated or spun-off entity of the registration statements of the parent (and predecessor issuer) immediately after the completion of the separation or spin-off transaction despite the fact that the newly separated or spun-off entity did not comprise substantially all of the businesses, assets and liabilities of the parent company in the no-action positions in the letters cited above, because publicly available, detailed information about the newly separated or spun-off entity, including extensive segment-level information about the newly separated or spun-off entity, existed in the parent company's historic Exchange Act periodic reports. In this case, New Sun will succeed in full to the operations and business of each of Sun's current business segments, and detailed information about such business and operations has been publicly disclosed in New Sun's historic Exchange Act periodic reports and in the Form S-1 Registration Statement and Form S-4 Registration Statement. Accordingly, we believe that Sun should be accorded the same relief.

In addition, it is our view that the precondition to Rule 414 -- that the form of organization of the predecessor issuer be changed -- has also been met. Following the Restructuring, the Company would be split into two separate publicly-traded companies. Sabra, as a real estate investment trust incorporated in Maryland, will (1) only hold real estate assets, (2) operate under a different name than is currently used by the Company, and (3) register its shares under the Exchange Act and list on a national securities exchange separately from New Sun. All of the operations that the stockholders and the trading markets view as currently comprising the Company will be included in New Sun. New Sun will (1) manage all of Sun's ongoing business operations and business segments and continue to provide healthcare services in the same manner as is currently conducted by the Company, (2) assume the name "Sun Healthcare Group, Inc." following the completion of the Restructuring, and (3) continue to be incorporated in the State of Delaware.

All of the other enumerated conditions specified by Rule 414 will have been met and, as noted above, we believe that in every way New Sun will be the successor to the Company. In addition, the stockholders of the Company immediately prior to the Restructuring will remain the stockholders of New Sun and will hold the same percentages of the outstanding New Sun common stock as they held in the outstanding Company Common Stock immediately prior to the Restructuring.

Based upon the foregoing, we respectfully request that the Staff concur in our opinion that New Sun may be considered the "successor issuer" to the Company under Rule 414 and may adopt the Security-Based Benefit Plan Registration Statements under the Securities Act pursuant to Rule 414 by filing post-effective amendments to those registration statements.

**G. Commission File Number.**

In Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Section 12 of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b). Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a "Commission File Number" to registrants at the time they filed a Form 8-A or Form 8-B for purposes of Exchange Act reporting. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However, SEC Division of Corporation Finance Compliance and Disclosure Interpretations (updated September 30, 2008) (the "**C&DIs**"), at Question 150.01 (under

"**Exchange Act Rules**"), relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that "[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor's file number. After the Form 8-K is filed, a new file number will be generated for the successor company." Interpretation 150.01 of the C&DIs does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number and EDGAR access codes (CIK, CCC and password) of its predecessor.

Because New Sun will be the successor to the Company and noting that the historical financial statements of New Sun will be those of the Company, it is our view that stockholders of New Sun would benefit from the convenience and simplicity of being able to access all of the Company's and New Sun's filings under the Exchange Act in one location on the Commission's Next-Generation EDGAR System. Accordingly, it would be helpful if, at the Restructuring, New Sun can assume and use the Commission File Number and EDGAR access codes (CIK, CCC and password) currently used by the Company. We note that the Staff has taken analytically similar positions with respect to successors in situations similar to the Restructuring. See, e.g., *GulfMark Offshore, Inc.*, *Tim Hortons Inc,* and *Willbros Group, Inc.* In each of these letters the Staff addressed similar fact patterns - - corporate reorganizations. In the examples cited above, we note that after the corporate reorganization the principal business of the predecessor entity continued to be carried out by the successor entity. In each case the Staff did not object to a newly created entity continuing to use its predecessor entity's Commission File Number, thereby facilitating a stockholder's ability to access company filings on the Commission's Next-Generation EDGAR System. Similarly, at the conclusion of the Restructuring, New Sun will conduct the historical operations and principal business of the Company. Accordingly, we respectfully request that the Staff concur in our opinion that New Sun can assume and use the Commission File Number and EDGAR access codes (CIK, CCC and password) currently used by the Company.

## V. *CONCLUSION*

On behalf of the Company, we respectfully request that the Staff confirm our conclusions that:

1. **Rules 12g-3(a) and 12b-2**. New Sun will be the successor registrant to the Company, and the common stock of New Sun will be deemed to be registered under the Exchange Act pursuant to Rule 12g-3(a) thereunder. Further, immediately following the Restructuring, New Sun will be deemed an "accelerated filer" for purposes of Rule 12b-2 of the Exchange Act;

2. **Section 13(d) and (g)**. Persons who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of the Company's common stock will not be required to make any additional or amended filings as a result of their receipt of New Sun

common stock in the Restructuring, but may note in their subsequent filings on Schedule 13D or Schedule 13G, as applicable, that New Sun is the successor issuer to the Company;

3. **Forms S-3, S-4 and S-8**. New Sun may include the reporting history of the Company in determining whether New Sun meets the eligibility requirements for the use of registration statements under the Securities Act following the Restructuring, including Forms S-3, S-4 and S-8;

4. **Section 4(3) and Rule 174**. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to New Sun's offer and sale of securities after the Restructuring;

5. **Rule 144(c)(1)**. The Company's prior periodic reports filed under the Exchange Act with the Commission may be taken into account in determining New Sun's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

6. **Rule 414**. After the Restructuring, New Sun will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act and may file post-effective amendments to the Security-Based Benefit Plan Registration Statements, and any other registration statement hereafter filed by the Company, to permit New Sun to continue offerings registered thereby as contemplated by Rule 414; and

7. **Commission File Number**. In connection with the Restructuring, New Sun will succeed to the Commission File Number and EDGAR access codes (CIK, CCC and password) currently used by the Company.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

We also request that the Staff confirm that New Sun may rely on the Staff's concurrence in such conclusions to the same extent as the Company. If the Staff does not concur in any of our conclusions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter.

* * * * *

If you have any questions or require any additional information with respect to this matter, please contact the undersigned at (202) 383-5149.

Sincerely,



Robert T. Plesnarski
of O'Melveny & Myers LLP

cc: Michael Newman
Executive Vice President and General Counsel
Sun Healthcare Group, Inc.

Andor D. Terner, Esq.
O'Melveny & Myers LLP

David Lavan, Esq.
O'Melveny & Myers LLP